Exhibit 99.1

GERDAU S.A.

Condensed consolidated interim financial statements

as of September 30, 2019

Independent Auditors’ Report on Review of condensed consolidated interim financial statements

To the Shareholders and Board of Directors

Gerdau S.A.

Brazil - São Paulo - SP

Introduction

We have reviewed the accompanying condensed consolidated balance sheet of Gerdau S.A. (“the Company”) as of September 30, 2019, and the related condensed consolidated statements of income,  comprehensive income, condensed consolidated statements of changes in equity and condensed consolidated statements of cash flows for the nine-month period ended September 30, 2019, and notes, comprising significant accounting policies and other explanatory information (“the condensed consolidated interim financial statements”). Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with IAS 34, ‘Interim Financial Reporting’.  Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

Scope of Review

We conducted our review in accordance with the International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of condensed consolidated interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements is not prepared, in all material respects, in accordance with IAS 34, ‘Interim Financial Reporting’

Porto Alegre, October 30, 2019

KPMG Auditores Independentes

CRC SP-014428/F-7

/s/ Cristiano Jardim Seguecio
Cristiano Jardim Seguecio
Accountant CRC SP-244525/O-9 T-RS

GERDAU S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

	Note	September 30, 2019	December 31, 2018

CURRENT ASSETS
Cash and cash equivalents	4	2,291,416	2,890,144
Short-term investments	4	1,140,196	459,470
Trade accounts receivable - net	5	3,483,208	3,201,656
Inventories	6	9,005,860	9,167,689
Tax credits		538,095	527,428
Income and social contribution taxes recoverable		330,867	445,561
Unrealized gains on financial instruments	14	—	30,711
Other current assets		714,340	780,423
		17,503,982	17,503,082

NON-CURRENT ASSETS
Tax credits		55,109	32,065
Deferred income taxes		3,842,125	3,874,054
Unrealized gains on financial instruments	14	3,203	2,706
Related parties	16	149,664	27,939
Judicial deposits	15	1,986,242	2,135,414
Other non-current assets		563,281	449,592
Prepaid pension cost		47,644	17,952
Advance for future investment in joint venture		100,483	375,456
Investments in associates and joint ventures	8	1,746,635	1,367,802
Goodwill	10	9,768,835	9,112,390
Leasing	2.1	587,459	—
Other Intangibles		724,305	836,096
Property, plant and equipment, net		15,967,125	15,546,481
		35,542,110	33,777,947
TOTAL ASSETS		53,046,092	51,281,029

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

	Note	September 30, 2019	December 31, 2018
CURRENT LIABILITIES
Trade accounts payable	11	3,890,091	4,335,054
Short-term debt	12	2,193,333	1,822,183
Debentures	13	68,678	2,755
Taxes payable		396,508	351,545
Income and social contribution taxes payable		138,252	395,682
Payroll and related liabilities		542,336	588,627
Dividends payable		—	169,616
Leasing payable	2.1	216,275	—
Employee benefits		464	157
Environmental liabilities		57,179	60,419
Unrealized losses on financial instruments	14	9,975	5,245
Other current liabilities		706,689	772,970
		8,219,780	8,504,253

NON-CURRENT LIABILITIES
Long-term debt	12	10,339,046	11,545,658
Debentures	13	2,892,548	1,536,118
Related parties	16	3,862	1,350
Deferred income taxes		71,620	118,368
Provision for tax, civil and labor liabilities	15	765,567	770,305
Environmental liabilities		62,586	72,228
Employee benefits		1,368,738	1,356,560
Obligations with FIDC	17	999,953	938,526
Leasing payable	2.1	392,315	—
Other non-current liabilities		431,757	499,092
		17,327,992	16,838,205
EQUITY	18
Capital		19,249,181	19,249,181
Treasury stocks		(254,856)	(280,426)
Capital reserves		11,597	11,597
Retained earnings		5,667,442	4,806,089
Operations with non-controlling interests		(2,870,825)	(2,870,825)
Other reserves		5,479,840	4,814,988
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT		27,282,379	25,730,604

NON-CONTROLLING INTERESTS		215,941	207,967

EQUITY		27,498,320	25,938,571

TOTAL LIABILITIES AND EQUITY		53,046,092	51,281,029

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

		For the three-month period ended		For the nine-month period ended
	Note	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018

NET SALES		9,930,829	12,835,621	30,110,543	35,259,776

Cost of sales	21	(8,945,657)	(10,973,599)	(26,583,803)	(30,413,955)

GROSS PROFIT		985,172	1,862,022	3,526,740	4,845,821

Selling expenses	21	(115,783)	(144,173)	(358,551)	(431,938)
Impairment loss on trade receivables	21	(7,717)	2,919	(15,695)	(17,316)
General and administrative expenses	21	(248,810)	(277,071)	(719,311)	(820,449)
Other operating income	21	159,720	63,674	307,561	153,380
Other operating expenses	21	(80,803)	(55,701)	(109,466)	(124,340)
Gains and losses on assets held for sale and sales of interest in subsidiaries	21	—	(177,627)	—	(228,948)
Equity method investees	8	9,685	(2,589)	(14,674)	38,937

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES		701,464	1,271,454	2,616,604	3,415,147

Financial income	22	48,874	57,134	137,647	122,420
Financial expenses	22	(367,644)	(401,244)	(1,065,918)	(1,154,539)
Exchange variations, net	22	(234,450)	(114,400)	(292,854)	(509,673)
Gain and losses on derivative financial instruments, net	22	(9,177)	16,996	(16,271)	44,051

INCOME BEFORE TAXES		139,067	829,940	1,379,208	1,917,406
	7
Current	7	(61,339)	(118,198)	(292,412)	(418,642)
Deferred	7	211,577	78,775	27,886	438,453
Income and social contribution taxes		150,238	(39,423)	(264,526)	19,811

NET INCOME		289,305	790,517	1,114,682	1,937,217

ATTRIBUTABLE TO:
Owners of the parent		285,629	784,910	1,104,167	1,920,527
Non-controlling interests		3,676	5,607	10,515	16,690
		289,305	790,517	1,114,682	1,937,217

Basic earnings per share - preferred and common - (R$)	19	0.17	0.46	0.65	1.13

Diluted earnings per share - preferred and common - (R$)	19	0.17	0.46	0.65	1.12

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In thousands of Brazilian reais (R$)

	For the three-month period ended		For the nine-month period ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Net income for the period	289,305	790,517	1,114,682	1,937,217
Items that may be reclassified subsequently to profit or loss
Comprehensive income from associates and joint ventures	64,244	57,645	57,568	202,259
Cumulative translation adjustment	1,224,051	572,180	1,102,341	3,211,552
Recycling of cumulative translation adjustment to net income	—	—	—	(413,694)
Unrealized Losses on net investment hedge	(538,302)	(373,480)	(478,370)	(1,792,505)
Unrealized (Losses) Gains on financial instruments, net of tax	(1,059)	1,631	517	13,305
	748,934	257,976	682,056	1,220,917

Items that will not be reclassified subsequently to profit or loss
Remeasurement of defined benefit pension plan, net of tax	—	13,403	—	13,403
	—	13,403	—	13,403

Comprehensive income (loss), net of tax	748,934	271,379	682,056	1,234,320

Total comprehensive income for the period, net of tax	1,038,239	1,061,896	1,796,738	3,171,537

Total comprehensive income attributable to:
Owners of the parent	1,024,137	1,050,118	1,773,337	3,122,797
Non-controlling interests	14,102	11,878	23,401	48,740
	1,038,239	1,061,996	1,796,738	3,171,537

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

in thousands of Brazilian reais (R$)

	Attributed to parent company’s interest
				Retained earnings					Other Reserves
	Capital	Treasury stocks	Capital Reserve	Legal reserve	Tax Incentives Reserve	Investments and working capital reserve	Retained earnings	Operations with non-controlling interests	Gains and losses on net investment hedge	Gains and losses on financial instruments	Cumulative translation adjustment	Pension Plan	Stock Option	Total parent company’s interest	Non-controlling interests	Total Shareholder’s Equity
Balance as of January 1, 2018	19,249,181	(76,085)	11,597	628,228	611,531	2,075,615	—	(2,870,831)	(4,552,984)	4,972	8,841,450	(472,458)	194,985	23,645,201	248,740	23,893,941
2018 Changes in Equity
Net income	—	—	—	—	—	—	1,920,527	—	—	—	—	—	—	1,920,527	16,690	1,937,217
Other comprehensive income (loss) recognized in the period	—	—	—	—	—	—	—	—	(1,792,231)	13,175	2,967,999	13,327	—	1,202,270	32,050	1,234,320
Total comprehensive income (loss) recognized in the period	—	—	—	—	—	—	1,920,527	—	(1,792,231)	13,175	2,967,999	13,327	—	3,122,797	48,740	3,171,537
Long term incentive plan cost recognized in the period	—	—	—	—	—	—	—	—	—	—	—	—	(18,473)	(18,473)	(88)	(18,561)
Assignment of preferred shares	—	11,622	—	—	—	7,362	—	—	—	—	—	—	—	18,984	—	18,984
Effects of IFRS 9 adoption	—	—	—	—	—	—	—	—	—	(10,085)	—	—	—	(10,085)	(65)	(10,150)
Effects of IAS29 adoption in the subsidiary of Argentina	—	—	—	—	—	—	—	—	—		343,044	—	—	343,044	274	343,318
Treasury stocks	—	(149,711)	—	—	—	—	—	—	—	—	—	—	—	(149,711)	(327)	(150,038)
Long term incentive plan exercised during the period	—	27,265	—	—	—	(4,000)	—	—	—	—	—	—	—	23,265	77	23,342
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	6	—	—	—	—	—	6	(79,838)	(79,832)
Dividends/interest on capital	—	—	—	—	—	—	(425,465)	—	—	—	—	—	—	(425,465)	(4,843)	(430,308)
Balance as of September 30, 2018 (Note 18)	19,249,181	(186,909)	11,597	628,228	611,531	2,078,977	1,495,062	(2,870,825)	(6,345,215)	8,062	12,152,493	(459,131)	176,512	26,549,563	212,670	26,762,233

Balance as of January 1, 2019	19,249,181	(280,426)	11,597	743,421	628,582	3,434,086	—	(2,870,825)	(6,044,258)	486,788	10,533,612	(320,303)	159,149	25,730,604	207,967	25,938,571
2019 Changes in Equity
Net income	—	—	—	—	—	—	1,104,167	—	—	—	—	—	—	1,104,167	10,515	1,114,682
Other comprehensive income (loss) recognized in the period	—	—	—	—	—	—	—	—	(478,347)	517	1,147,000	—	—	669,170	12,886	682,056
Total comprehensive income (loss) recognized in the period	—	—	—	—	—	—	1,104,167	—	(478,347)	517	1,147,000	—	—	1,773,337	23,401	1,796,738
Long term incentive plan cost recognized in the period	—	—	—	—	—	—	—	—	—	—	—	—	(4,318)	(4,318)	884	(3,434)
Long term incentive plan exercised during the period	—	25,570	—	—	—	(5,093)	—	—	—	—	—	—	—	20,477	6	20,483
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,000)	(3,000)
Complementary dividends	—	—	—	—	—	(101)	—	—	—	—	—	—	—	(101)	—	(101)
Dividends/interest on equity	—	—	—	—	—	—	(237,620)	—	—	—	—	—	—	(237,620)	(13,317)	(250,937)
Balance as of September 30, 2019 (Note 18)	19,249,181	(254,856)	11,597	743,421	628,582	3,428,892	866,547	(2,870,825)	(6,522,605)	487,305	11,680,612	(320,303)	154,831	27,282,379	215,941	27,498,320

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of Brazilian reais (R$)

		For the nine-month period ended
	Note	September 30, 2019	September 30, 2018

Cash flows from operating activities
Net income for the period		1,114,682	1,937,217
Adjustments to reconcile net income for the period to net cash provided by operating activities:
Depreciation and amortization	21	1,534,623	1,387,888
Equity method investees	8	14,674	(38,937)
Exchange variation, net	22	292,854	509,673
Gains and losses on derivative financial instruments, net	22	16,271	(44,051)
Post-employment benefits		119,050	144,352
Stock based compensation		34,426	34,452
Income and social contribution taxes	7	264,526	(19,811)
Gains on disposal of property, plant and equipment, net		(1,690)	(27,873)
Gains and losses on assets held for sale and sales of interest in subsidiaries		—	228,948
Impairment loss on trade receivables		15,695	17,316
Provision for tax, labor and civil claims		(5,275)	71,281
Interest income on short-term investments		(44,346)	(34,572)
Interest expense on debt and debentures	22	756,227	880,825
Interest on loans with related parties	16	(2,657)	(194)
Provision for net realizable value adjustment in inventory, net	6	52,103	6,591
		4,161,163	5,053,105
Changes in assets and liabilities
Increase in trade accounts receivable		(113,419)	(1,115,101)
Decrease (Increase) in inventories		337,161	(2,386,479)
(Decrease) Increase in trade accounts payable		(600,628)	621,748
Increase (Decrease) in other receivables		172,532	(123,985)
Decrease in other payables		(564,336)	(711,211)
Present value adjustment portion on leases		(5,821)	—
Dividends from associates and joint ventures		38,952	49,139
Purchases of trading securities		(1,170,608)	(1,063,386)
Proceeds from maturities and sales of trading securities		509,198	974,303
Cash provided by operating activities		2,764,194	1,298,133

Interest paid on loans and financing		(683,099)	(798,922)
Income and social contribution taxes paid		(220,929)	(216,823)
Net cash provided by operating activities		1,860,166	282,388

Cash flows from investing activities
Purchases of property, plant and equipment	9	(1,260,640)	(834,834)
Proceeds from sales of property, plant and equipment, investments and other intangibles		20,307	1,776,326
Purchases of other intangibles		(64,441)	(42,147)
Advance for future investment in joint venture		(94,687)	—
Net cash (used in) provided by investing activities		(1,399,461)	899,345

Cash flows from financing activities
Purchases of Treasury stocks		—	(149,711)
Dividends and interest on capital paid		(416,219)	(378,343)
Proceeds from loans and financing		3,472,819	964,216
Repayment of loans and financing		(3,870,873)	(1,706,231)
Leasing payment		(158,622)	—
Intercompany loans, net		(116,555)	11,961
Net cash used in financing activities		(1,089,450)	(1,258,108)

Exchange variation on cash and cash equivalents		30,017	316,233

(Decrease) Increase in cash and cash equivalents		(598,728)	239,858
Cash and cash equivalents at beginning of period		2,890,144	2,555,338
Cash and cash equivalents at end of period		2,291,416	2,795,196

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2019

(In thousands of Brazilian Reais — R$, unless otherwise stated)

NOTE 1 - GENERAL INFORMATION

Gerdau S.A. is a publicly traded corporation (sociedade anônima) with its corporate domicile in the city of São Paulo, Brazil. Gerdau S.A and subsidiaries (collectively referred to as the “Company”) is a leading producer of long steel in the Americas and one of the largest suppliers of special steel in the world. In Brazil, the Company also produces flat steel and iron ore, activities which expanded the product mix and made its operations even more competitive. The Company believes it is the largest recycler in Latin America and around the world it transforms each year millions of tons of scrap into steel, reinforcing its commitment to sustainable development of the regions where it operates. Gerdau is listed on the São Paulo, New York and Madrid stock exchanges.

The Condensed Consolidated Interim Financial Statements of the Company were approved by the Management on October 29, 2019.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

2.1 - Basis of Presentation

The Company’s Condensed Consolidated Interim Financial Statements for the three and nine-month periods ended on September 30, 2019 have been prepared in accordance with International Accounting Standard (IAS) Nº 34, which establishes the content of condensed interim financial statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the Consolidated Financial Statements of Gerdau S.A., as of December 31, 2018, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

The preparation of the Condensed Consolidated Interim Financial Statements in accordance with IAS 34 requires Management to make accounting estimates. The Condensed Consolidated Interim Financial Statements have been prepared using the historical cost as its basis, except for the valuation of certain financial instruments, which are measured at fair value.

Changes in accounting policies

Except as described below, the accounting policies applied in this Condensed Consolidated Interim Financial Statements are the same as those applied in the Consolidated Financial Statements for the year ended December 31, 2018. The Company initially adopted IFRS 16 - Lease, as of January 1, 2019.

a) IFRS 16 - Leases. This standard introduces a single model for accounting for leases in the balance sheet for lessees. A lessee recognizes a right of use asset that represents its right to use the leased asset and a lease liability that represents its obligation to make lease payments. Exemptions are available for short term leases and low value items. This standard replaces existing lease standards, including IAS 17 - Leasing Operations and IFRIC 4, SIC 15 and SIC 27 - Complementary Aspects of Leasing Operations. The Company recognizes as from 2019 new assets and liabilities for its operating leases. The nature of the expenses related to these leases changes because the Company recognizes a depreciation of right of use assets and financial expense on lease obligations. The Company recognized until 2018 an operating lease expense during the lease term. No significant impact is expected on the Company’s financial leases.

The new standard provides practical expedients whose election is optional. The Company adopted the following practical expedients:

1) The Company did not reassess whether the contract is or contains lease at the initial application date, instead applied IAS 17 to contracts that were previously identified as a lease using IAS 17 and IFRIC 4;

2) The Company did not separate non-lease components from leasing components by considering them as a single lease component;

3) The Company did not register contracts with a term exceeding 12 months, which on the date of transition, they ends within 12 months of the date of initial application;

4) The Company did not register contracts of low value;

5) The Company did not exclude initial direct costs of measuring the right to use asset on the date of initial application;

6) The Company did make use of judgement in determining the term of the lease, if the contract contains options to extend or terminate the lease, among others; and

7) The Company did apply a single discount rate to the lease portfolio with fairly similar characteristics (such as similar remaining lease term, similar classes of underlying assets in a similar economic environment).

Variable elements of payments related to leases (such as a lease of machinery and/or equipment with parts of payments based on asset productivity) are not included in the liability calculation and recorded as operating expense. The discount rates used by the Company were obtained according to market conditions. On January 1, 2019, the right of use of asset, as well as the lease obligation, represents the amount of R$ 799,361. On September 30, 2019, the Company has recognized a right-of-use asset in the amount of R$ 587,459, a current lease liability of R$ 216,275 and a non-current lease liability of R$ 392,315. The Company adopted this standard on January 1, 2019 without updating the comparative information, as well as applied the standard for all contracts entered before January 1, 2019 that were identified as leases in accordance with IAS 17 and IFRIC 4.

b) IFRIC 23 —Uncertainty over Income Tax Treatments. Establishes aspects of recognition and measurement of provision in accordance with IAS 12 when there are uncertainties about the treatment of income tax related to tax assets or liabilities and current or deferred taxes, based on taxable income, tax losses, taxable bases, unused tax losses, unused tax credits and tax rates. This interpretation is effective for fiscal years beginning on or after January 1, 2019. The Company did not have material impact in its Financial Statements.

2.2 — New IFRS and Interpretations of the IFRIC (International Financial Reporting Interpretations Committee)

The IASB has issued and/or reviewed some IFRS standards, which have mandatory adoption for the year 2020 and/or after. The Company is assessing the adoption impact of these standards in its Consolidated Financial Statements.

• Amendment of IFRS 3 - Definition of business. Clarifies aspects for the definition of business, in order to clarify when a transaction must have accounting treatment of business combination or acquisition of assets. This change in the standard is effective for years beginning on or after January 1, 2020. The Company does not expect significant impacts on possible future events of business combinations or acquisition of assets.

• Amendment of IAS 1 and IAS 8 - Definition of materiality Clarifies definition of materiality to the framework of the accounting standard where this concept is applicable. These changes are effective for years beginning on or after January 1, 2020. The Company does not expect material impacts on its Financial Statements.

• Amendment of IFRS 9, IAS 39 and IFRS 7 - Interest Rate Benchmark Reform. Clarifies interest rate aspects of hedge financial instruments. These changes are effective for years beginning on or after January 1, 2020. The Company is evaluating the impacts of this change on its Financial Statements.

NOTE 3 — CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3.1 - Subsidiaries

The Company did not have material changes of interest in subsidiaries for the period ended on September 30, 2019, when compared to those existing on December 31, 2018.

3.2 - Joint Ventures

The Company did not have material changes of interest in joint ventures for the period ended on September 30, 2019, when compared to those existing on December 31, 2018, except for the capital increase in Gerdau Corsa S.A.P.I. de C.V., which changed the interest held by the Company in this entity to 58.71%, remaining as a joint venture.

3.3 — Associate companies

The Company did not have material changes in interest in associate companies for the period ended on September 30, 2019, when compared to those existing on December 31, 2018, except for the merger of its associate Corsa Controladora, S.A. de C.V. in the joint venture Gerdau Corsa S.A.P.I. de C.V.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2019

(In thousands of Brazilian Reais — R$, unless otherwise stated)

NOTE 4 — CASH AND CASH EQUIVALENTS, AND SHORT-TERM INVESTMENTS

Cash and cash equivalents

	September 30, 2019	December 31, 2018
Cash	5,316	6,800
Banks and immediately available investments	2,286,100	2,883,344
Cash and cash equivalents	2,291,416	2,890,144

Short-term investments

	September 30, 2019	December 31, 2018
Short-term investments	1,140,196	459,470

Short-term investments include Bank Deposit Certificates and marketable securities, which are stated at their fair value. Income generated by these investments are recorded as financial income. The income from short-term investments recognized in the three and nine-month periods ended on September 30, 2019 and September 30, 2018 are presented in note 22.

NOTE 5 — ACCOUNTS RECEIVABLE

	September 30, 2019	December 31, 2018
Trade accounts receivable - in Brazil	1,381,733	1,056,625
Trade accounts receivable - exports from Brazil	110,867	373,593
Trade accounts receivable - foreign subsidiaries	2,121,052	1,929,595
(-) Impairment loss on trade receivables	(130,444)	(158,157)
	3,483,208	3,201,656

NOTE 6 - INVENTORIES

	September 30, 2019	December 31, 2018
Finished products	4,099,340	3,985,964
Work in progress	1,746,815	1,688,794
Raw materials	1,912,254	2,296,074
Storeroom supplies	968,590	784,517
Imports in transit	346,477	426,044
(-) Allowance for adjustments to net realizable value	(67,616)	(13,704)
	9,005,860	9,167,689

The allowance for adjustment to net realizable value of inventories, on which the provision and reversal of provision are registered with impact on cost of sales, is as follows:

Balance as of January 01, 2018	(3,556)
Provision for the year	(11,943)
Reversal of adjustments to net realizable value	3,715
Exchange rate variation	(871)
Assets held for sale	(1,049)
Balance as of December 31, 2018	(13,704)
Provision for adjustments to net realizable value	(57,861)
Reversal of adjustments to net realizable value	5,758
Exchange rate variation	(1,809)
Balance as of September 30, 2019	(67,616)

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2019

(In thousands of Brazilian Reais — R$, unless otherwise stated)

NOTE 7 — INCOME AND SOCIAL CONTRIBUTION TAXES

In Brazil, income taxes include federal income tax (IR) and social contribution (CS), which represents an additional federal income tax. The statutory rates for income tax and social contribution are 25% and 9%, respectively, and are applicable for the periods ended on September 30, 2019 and 2018. The foreign subsidiaries of the Company are subject to taxation at rates ranging between 25.0% and 34.0%. The differences between the Brazilian tax rates and the rates of other countries are presented under “Difference in tax rates in foreign companies” in the reconciliation of income tax and social contribution below.

a) Reconciliations of income and social contribution taxes at statutory rates to amounts presented in the Statement of Income are as follows:

	For the three-month period ended
	September 30, 2019	September 30, 2018
Income before income taxes	139,067	829,940
Statutory tax rates	34%	34%
Income and social contribution taxes at statutory rates	(47,283)	(282,180)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	139,379	117,245
- Equity method investees	3,293	(880)
- Interest on equity *	—	82,106
- Tax credits and incentives	262	2,960
- Recognition of previously unrecognized tax losses	(352)	29,337
- Other permanent differences, net	54,939	11,989
Income and social contribution taxes	150,238	(39,423)
Current	(61,339)	(118,198)
Deferred	211,577	78,775

	For the nine-month period ended
	September 30, 2019	September 30, 2018
Income before income taxes	1,379,208	1,917,406
Statutory tax rates	34%	34%
Income and social contribution taxes at statutory rates	(468,931)	(651,918)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	145,073	449,624
- Equity method investees	(4,989)	13,239
- Interest on equity *	69	128,398
- Tax credits and incentives	3,717	8,785
- Recognition of previously unrecognized tax losses	100	37,806
- Other permanent differences, net	60,435	33,877
Income and social contribution taxes	(264,526)	19,811
Current	(292,412)	(418,642)
Deferred	27,886	438,453

(*) The Brazilian Law 9,249/95 provides that a company may, at its sole discretion, consider dividends distributions to shareholders to be considered as interest on equity — subject to specific limitations - which has the effect of a taxable deduction in the determination of income tax and social contribution. The limitation considers the greater of (i) shareholders’ equity multiplied by the TJLP (Long Term Interest Rate) rate or (ii) 50% of the net income in the fiscal year.  This expense is not recognized for financial reporting purposes and thus it does not impact accounting profit.

b) Tax Assets not booked:

Due to the lack of expectation of usage, the Company has not recorded a portion of tax assets arising from its operations in Brazil of R$ 262,553 (R$ 265,403 as of December 31, 2018), and negative basis of social contribution in subsidiaries, which do not have an expiration date. The subsidiaries abroad had R$ 680,013 (R$ 531,657 as of December 31, 2018) of

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2019

(In thousands of Brazilian Reais — R$, unless otherwise stated)

tax credits on capital losses for which deferred tax assets have not been booked and which expire between 2029 and 2035 and also several tax losses of state credits in the amount of R$ 862,547 (R$ 795,775 as of December 31, 2018), which expire at various dates between 2019 and 2039.

NOTE 8 — INVESTMENTS

	Investments in North America	Investments in South America	Investments in Special Steel	Investments in Brazil	Others	Total
Balance as of January 01, 2018	346,080	584,899	199,647	—	149,673	1,280,299
Equity in earnings	(77,909)	51,648	15,629	(1,700)	22,473	10,141
Cumulative Translation Adjustment	33,101	96,045	(1,377)	(2,050)	—	125,719
Capital increase	—	—	—	7,000	—	7,000
Dividends/Interest on equity	—	(31,359)	—	—	(23,998)	(55,357)
Balance as of December 31, 2018	301,272	701,233	213,899	3,250	148,148	1,367,802
Equity in earnings	(88,478)	52,287	5,722	(1,110)	16,905	(14,674)
Cumulative Translation Adjustment	20,490	34,501	527	2,050	—	57,568
Capital increase	367,891	—	—	7,000	—	374,891
Dividends/Interest on equity	(1,843)	(20,247)	—	—	(16,862)	(38,952)
Balance as of September 30, 2019	599,332	767,774	220,148	11,190	148,191	1,746,635

NOTE 9 — PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment — for the three-month period ended on September 30, 2019, acquisitions amounted to R$ 532,367 (R$ 319,031 for the three-month period ended on September 30, 2018), and disposals amounted to R$ 2,951 (R$ 725,056 for the three-month period ended on September 30, 2018). For the nine-month period ended on September 30, 2019, acquisitions amounted to R$ 1,260,640 (R$ 834,834 for the nine-month period ended on September 30, 2018), and disposals amounted to R$ 21,429 (R$ 1,023,288 for the nine-month period ended on September 30, 2018).

b) Capitalized borrowing costs — borrowing costs capitalized during the three-month period ended on September 30, 2019 amounted to R$ 6,766 (R$ 6,211 as of September 30, 2018). Borrowing costs capitalized during the nine-month period ended on September 30, 2019 amounted to R$ 17,913 (R$ 18,810 as of September 30, 2018)

c) Guarantees — property, plant and equipment have been pledged as collateral for loans and financing in the amount of R$ 79,562 as of September 30, 2019 (R$ 90,463 as of December 31, 2018).

NOTE 10 — GOODWILL

The changes in goodwill are as follows:

	Goodwill	Accumulated impairment losses	Goodwill after Impairment losses
Balance as of January 01, 2018	14,500,381	(6,609,239)	7,891,142
(+/-) Foreign exchange effect	2,283,577	(1,062,329)	1,221,248
Balance as of December 31, 2018	16,783,958	(7,671,568)	9,112,390
(+/-) Foreign exchange effect	1,168,671	(512,226)	656,445
Balance as of September 30, 2019	17,952,629	(8,183,794)	9,768,835

The amounts of goodwill by segment are as follows:

	September 30, 2019	December 31, 2018
Brazil	373,135	373,135
Special Steels	3,068,260	2,854,888
North America	6,327,440	5,884,367
	9,768,835	9,112,390

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2019

(In thousands of Brazilian Reais — R$, unless otherwise stated)

NOTE 11 — TRADE ACCOUNTS PAYABLE

	September 30, 2019	December 31, 2018
Trade accounts payable - domestic market	2,898,524	3,368,834
Trade accounts payable - debtor risk	285,099	215,998
Trade accounts payable - intercompany	4,399	7,400
Trade accounts payable - imports	702,069	742,822
	3,890,091	4,335,054

NOTE 12 — LOANS AND FINANCING

Loans and financing are as follows:

	Annual interest rate (*)	September 30, 2019	December 31, 2018
Working capital	5.75%	682,446	2,424,246
Financing of property, plant and equipment and others	9.10%	1,237,102	1,205,281
Ten/Thirty Years Bonds	5.81%	10,612,831	9,738,314
Total financing		12,532,379	13,367,841
Current		2,193,333	1,822,183
Non-current		10,339,046	11,545,658

Principal amount of the financing		12,267,066	13,178,457
Interest amount of the financing		265,313	189,384
Total financing		12,532,379	13,367,841

(*) Weighted average effective interest costs on September 30, 2019, which in a consolidated basis represents 6.09%

Loans and financing denominated in Brazilian Reais are substantially indexed at fixed rates or by the CDI (Interbank Deposit Certificates).

Summary of loans and financing by currency:

	September 30, 2019	December 31, 2018
Brazilian Real (R$)	422,405	2,361,610
U.S. Dollar (US$)	12,011,198	10,924,355
Other currencies	98,776	81,876
	12,532,379	13,367,841

The amortization schedules of long-term loans and financing are as follows:

	September 30, 2019	December 31, 2018
2020(*)	307,249	2,253,958
2021	1,284,236	1,199,045
2022	128,359	121,490
2023	1,299,431	1,209,109
2024	2,625,234	2,426,456
2025 on	4,694,537	4,335,600
	10,339,046	11,545,658

(*) For the period as of September 30, 2019, the amounts represents payments from October 1, 2020 to December 31, 2020.

a) Principal funding in 2019

Throughout 2019, the subsidiary Gerdau Aços Longos and Gerdau Açominas obtained working capital loans from top-tier institutions. As of September 30, 2019, the outstanding balance related to these loans was US$ 125 million (equivalent to R$ 520 million as of September 30, 2019) with short-term maturities.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2019

(In thousands of Brazilian Reais — R$, unless otherwise stated)

b) Monitoring indexes

Only operations with BNDES contemplate monitoring of the Company’s debt ratios established in the agreement. In a possible breach of the ratio in the annual measurement, the Company would enter into a remediation period and a subsequent renegotiation of guarantees, not characterizing the possibility of a default event.

c) Guarantees

All loans contracted under the FINAME/BNDES program, totalizing R$ 76.6 million on September 30, 2019, are guaranteed by the assets (property, plant and equipment) being financed.

d) Credit Lines

In October 2019, the Company completed the renewal of the Global Credit Line in the total amount of US$ 800 million (equivalent to R$ 3,331 million as of September 30, 2019). The transaction aims to provide liquidity to subsidiaries in North America and Latin America, including Brazil. The companies Gerdau S.A., Gerdau Açominas S.A. and Gerdau Aços Longos S.A. provide guarantee for this transaction, which matures in October 2024.

NOTE 13 — DEBENTURES

		Quantity as of September 30, 2019
Issuance	General Meeting	Issued	Held in treasury	Maturity	September 30, 2019	December 31, 2018
3rd- A and B	May 27,1982	—	—	06/01/2021	—	18,871
7th	July 14, 1982	—	—	07/01/2022	—	1,102
8th	November 11, 1982	—	—	05/02/2023	—	8,080
9th	June 10, 1983	—	—	09/01/2024	—	2,349
11th - A and B	June 29, 1990	—	—	06/01/2020	—	5,716
15th	November, 9, 2018	1,500,000	—	11/21/2022	1,531,822	1,502,755
16th - A	April 24, 2019	600,000	—	05/06/2023	612,496	—
16th - B	April 24, 2019	800,000	—	05/06/2026	816,908	—
Total Consolidated					2,961,226	1,538,873

Current					68,678	2,755
Non-current					2,892,548	1,536,118

Maturities of long-term amounts are as follows:

	September 30, 2019	December 31, 2018
2020(*)	—	5,716
2021	—	18,871
2022	1,496,299	1,501,102
2023	598,422	8,080
2024	—	2,349
2025 on	797,827	—
	2,892,548	1,536,118

(*) For the period as of September 30, 2019, the amounts represents payments from October 1, 2020 to December 31, 2020.

16th Issuance of Debentures: At the Board of Directors Meeting held on April 25, 2019, the Sixteenth Issuance of Non-convertible Debentures, in Two Series, was approved. The amount of the Issuance, subscribed and paid in, was R$ 1,400 million, of which R$ 600 million in the first series and R$ 800 million in the second series, with a unit par value of R$ 1,000.00, and net proceeds were used for cash reinforcement, in order to serve its ordinary management business. The 1st Series debentures mature in 48 months and yield interest equivalent to 105.5% of the CDI. The 2nd Series Debentures mature in 84 months and yield interest equivalent to 107.25% of the CDI.

Early Redemption: At the Board of Directors meeting held on July 2, 2019, it was decided to authorize the early redemption of all debentures of the 3rd A and B, 7th, 8th, 9th and 11th A and B issuances. The amounts paid to debenture holders were adjusted until the settlement date pursuant to the corresponding Debenture Issues.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2019

(In thousands of Brazilian Reais — R$, unless otherwise stated)

The debentures are denominated in Brazilian Reais, nonconvertible, and pay variable interest as a percentage of the CDI — Interbank Deposit Certificate.

The average interest rate was 1.63% and 4.87% for the three and nine-month periods ended on September 30, 2019, respectively(1.57% and 4.68% for the three and nine-month periods ended on September 30, 2018, respectively).

The Company has guarantees provided by the parent entity for debentures of the 7th, 8th, 9th and 11th issuances.

NOTE 14 - FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed through financial position strategies and exposure limit control systems. All financial instruments are recorded in the accounting books and presented as short-term investments, loans and financing, debentures, related-party transactions, unrealized gains on financial instruments, unrealized losses on financial instruments, obligations with FIDC, other current assets, other non-current assets, other current liabilities and other non-current liabilities.

The Company has derivatives and non-derivative instruments, such as the hedge for some operations under hedge accounting. These operations are intended to protect the Company against foreign exchange rate variations on foreign currency-denominated loans and interest rate fluctuations. These transactions are performed considering direct asset or liability exposures, without leverage.

b) Fair value — the fair value of the aforementioned financial instruments is as follows:

	September 30, 2019		December 31, 2018
	Book	Fair	Book	Fair
	value	value	value	value
Assets
Short-term investments	1,140,196	1,140,196	459,470	459,470
Related parties	149,664	149,664	27,939	27,939
Unrealized gains on financial instruments	3,203	3,203	33,417	33,417
Other current assets	714,340	714,340	780,423	780,423
Other non-current assets	563,281	563,281	449,592	449,592
Liabilities
Loans and Financing	12,532,379	13,549,757	13,367,841	13,533,306
Debentures	2,961,226	2,961,226	1,538,873	1,538,873
Related parties	3,862	3,862	1,350	1,350
Unrealized losses on financial instruments	9,975	9,975	5,245	5,245
Obligations with FIDC	999,953	999,953	938,526	938,526
Other current liabilities	706,689	706,689	772,970	772,970
Other non-current liabilities	431,757	431,757	499,092	499,092

The fair values of Loans and Financing are based on market premises, which may take into consideration discounted cash flows using equivalent market rates and credit rating. All other financial instruments, which are recognized in the Consolidated Financial Statements at their carrying amount, are substantially similar to those that would be obtained if they were traded in the market. However, because there is no active market for these instruments, differences could exist if they were settled in advance. The fair value hierarchy of the financial instruments above are presented in Note 14.g.

c) Risk factors that could affect the Company’s and its subsidiaries’ businesses:

Price risk of commodities: this risk is related to the possibility of changes in prices of the products sold by the Company or in prices of raw materials and other inputs used in the productive process.  Since the Company operates in a commodity market, net sales and cost of sales may be affected by changes in the international prices of their products or materials. In order to minimize this risk, the Company constantly monitors the price variations in the domestic and international markets.

Interest rate risk: this risk arises from the possibility of losses or gains due to fluctuations in interest rates applied to the Company’s financial liabilities or assets and future cash flows and income. The Company evaluates its exposure to these

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2019

(In thousands of Brazilian Reais — R$, unless otherwise stated)

risks: (i) comparing financial assets and liabilities denominated at fixed and floating interest rates and (ii) monitoring the variations of interest rates like Libor and CDI. Accordingly, the Company may enter into interest rate swaps in order to reduce this risk.

Exchange rate risk: this risk is related to the possibility of fluctuations in exchange rates affecting the amounts of financial assets or liabilities or of future cash flows and income. The Company assesses its exposure to the exchange rate by measuring the difference between the amount of its assets and liabilities in foreign currency. The Company understands that the accounts receivables originated from exports, its cash and cash equivalents denominated in foreign currencies and its investments abroad are more than equivalent to its liabilities denominated in foreign currency. Since the management of these exposures occurs at each operation level, if there is a mismatch between assets and liabilities denominated in foreign currency, the Company may employ derivative financial instruments in order to mitigate the effect of exchange rate fluctuations.

Credit risk: this risk arises from the possibility of the Company not receiving amounts arising from sales to customers or investments made with financial institutions.  In order to minimize this risk, the Company adopt the procedure of analyzing in details of the financial position of their customers, establishing a credit limit and constantly monitoring their balances. Regarding cash investments, the Company invests solely in financial institutions with low credit risk, as assessed by rating agencies. In addition, each financial institution has a maximum limit for investment, determined by the Company’s Credit Committee.

Capital management risk: this risk comes from the Company’s choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital (Equity) based on internal policies and benchmarks. The Key Performance Indicators (KPIs) related to the “Capital Structure Management” objective are: WACC, Net Debt / EBITDA, Net Financial Expenses Coverage Ratio (Ebitda / Net Financial Expenses) and Debt / Total Capitalization Ratio. Net Debt consists of debt reduced by cash, cash equivalents and financial investments (notes 4, 12 and 13). Total Capitalization consists of Total Debt (composed of debt principal) and Equity (Note 18). The Company can change its capital structure, according to economic-financial conditions, in order to optimize its financial leverage and its debt management. At the same time, the Company seeks to improve its ROCE (Return on Capital Employed) through the implementation of working capital management and an efficient investment program in property, plant and equipment. In the long term, the Company seeks to remain within the parameters below, admitting occasional variations in the short term:

Net debt/ EBITDA	From 1.0 to 1.5 times
Gross debt limit	R$12 billion
Average maturity	more than 6 years

These key indicators are used to monitor objectives described above and may not necessarily be used as indicators for other purposes, such as impairment tests.

Liquidity risk: the Company’s management policy of indebtedness and cash on hand is based on using the committed lines and the currently available credit lines with or without a guarantee in export receivables for maintaining adequate levels of short, medium, and long-term liquidity. The maturity of long-term loans and financing, and debentures are presented in notes 12 and 13, respectively.

Sensitivity analysis:

The Company performed a sensitivity analysis, which can be summarized as follows:

Impacts on Statements of Income Assumptions	Percentage of change	September 30, 2019	September 30, 2018
Foreign currency sensitivity analysis	5%	181,641	176,222
Interest rate changes sensitivity analysis	10bps	60,666	68,963
Sensitivity analysis of changes in prices of products sold	1%	301,105	352,598
Sensitivity analysis of changes in raw material and commodity prices	1%	194,566	225,719
Interest rate and Foreign currency Swaps	10bps/5%	—	16,293
Sensitivity analysis of Swap of interest rate	50bps	487	497
Sensitivity analysis of NDF’s (Non Deliverable Forwards)	5%	11,336	—
Sensitivity analysis of Zero Cost Collar	5%	—	781

Foreign currency sensitivity analysis:  As of September 30, 2019, the Company is mainly exposed to variations between the Real and the Dollar. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2019

(In thousands of Brazilian Reais — R$, unless otherwise stated)

reduction between the Real and the Dollar in its non-hedged debt. In this analysis, if the Real appreciates against the Dollar, this would represent a gain of R$ 181,641 and R$ 139,697 after the effects arising from the changes in the net investment hedge described in note 14.f - (R$ 176,222 and R$ 106,579 as of September 30, 2018, respectively). If the Real depreciates against the Dollar this would represent an expense of the same value. Due to the investment hedge, the variations are minimized when the exchange variation accounts and income tax are analyzed.

The net amounts of trade accounts receivable and trade accounts payable denominated in foreign currency do not represent any relevant risk in the case of any fluctuation of exchange rates.

Interest rate sensitivity analysis: The interest rate sensitivity analysis made by the Company considers the effects of an increase or reduction of 10 basis point (bps) on the average interest rate applicable to the floating part of its debt. The calculated impact, considering this variation in the interest rate totals R$ 60,666 as of September 30, 2019 (R$ 68,963 as of September 30, 2018) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates to which the Company is exposed are related to the loans, financing, and debentures presented in notes 12 and 13, and are mainly comprised by Libor and CDI — Interbank Deposit Certificate.

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production: the Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sales price of the Company’s products and the price of raw materials and other inputs used in the production process, mainly for operating in a commodity market. The sensitivity analysis made by the Company considers the effects of an increase or a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold, considering the revenues and costs for nine-month period ended on September 30, 2019, totals R$ 301,105 (R$ 352,598 as of September 30, 2018) and the variation in the price of raw materials and other inputs totals R$ 194,566 as of September 30, 2019 (R$ 225,719 as of September 30, 2018). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

Sensitivity analysis of interest rate and foreign currency swaps: the Company has exposure to interest rate swaps for some of its loans and financing. The sensitivity analysis calculated by the Company considers the effects of either an increase or a decrease of 50 bps in the interest curve for Pre x DI operations. These variations represent an income or expense of R$ 487 (R$ 16,790 as of September 30, 2018, considering that in this position we had interest rate and currency swaps). These effects would be recognized in the Consolidated Statements of Income. The interest rate swaps to which the Company is exposed to are presented in note 14.e.

Sensitivity analysis of forward contracts in US Dollar: the Company has exposure to Dollar forward contracts for some of its assets and liabilities. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or reduction of the US Dollar against the Real, and its effects on fair value of these derivatives. A 5% increase in the US Dollar against the Real represents an income of R$ 11,336 (R$ 781 as of September 30, 2018, considering that in this position we had operations of the US Dollar against Real), and a 5% reduction of the US Dollar against the Real represents an expense of the same amount. The US Dollar/Real forward contracts had the objective of hedging the asset and liability positions in US Dollar and the fair value effects of these contracts were recorded in the Consolidated Statements of Income. The forward contracts in US Dollars that the Company is exposed are presented in note 14.e.

d) Financial Instruments per Category

Summary of the financial instruments per category:

September 30, 2019 Assets	Financial asset at amortized cost	Financial asset at fair value through profit or loss	Financial asset at fair value through other comprehensive income	Total
Short-term investments	—	1,140,196	—	1,140,196
Unrealized gains on financial instruments	—	—	3,203	3,203
Related parties	149,664	—	—	149,664
Other current assets	714,340	—	—	714,340
Other non-current assets	563,281	—	—	563,281
Total	1,427,285	1,140,196	3,203	2,570,684
Financial result for the three-month period ended on September 30, 2019	(61,735)	18,833	—	(42,902)
Financial result for the nine-month period ended on September 30, 2019	7,103	61,910	—	69,013

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2019

(In thousands of Brazilian Reais — R$, unless otherwise stated)

Liabilities	Financial liability at fair value through profit or loss	Financial liability at amortized cost	Total
Loans and Financing	—	12,532,379	12,532,379
Debentures	—	2,961,226	2,961,226
Related parties	—	3,862	3,862
Obligations with FIDC	—	999,953	999,953
Other current liabilities	—	706,689	706,689
Other non-current liabilities	—	431,757	431,757
Unrealized losses on financial instruments	9,975	—	9,975
Total	9,975	17,635,866	17,645,841
Financial result for the three-month period ended on September 30, 2019	(9,031)	(510,464)	(519,495)
Financial result for the nine-month period ended on September 30, 2019	(21,762)	(1,284,647)	(1,306,409)

December 31, 2018 Assets	Financial asset at amortized cost	Financial asset at fair value through profit or loss	Financial asset at fair value through other comprehensive income	Total
Short-term investments	—	459,470	—	459,470
Unrealized gains on financial instruments	—	—	33,417	33,417
Related parties	27,939	—	—	27,939
Other current assets	780,423	—	—	780,423
Other non-current assets	449,592	—	—	449,592
Total	1,257,954	459,470	33,417	1,750,841
Financial result for the three-month period ended on September 30, 2018	145,306	32,936	—	178,242
Financial result for the nine-month period ended on September 30, 2018	499,890	96,312	—	596,202

Liabilities	Financial liability at fair value through profit or loss	Financial liability at amortized cost	Total
Loans and financings	—	13,367,841	13,367,841
Debentures	—	1,538,873	1,538,873
Related parties	—	1,350	1,350
Obligations with FIDC	—	938,526	938,526
Other current liabilities	—	772,970	772,970
Other non-current liabilities	—	499,092	499,092
Unrealized losses on financial instruments	5,245	—	5,245
Total	5,245	17,118,652	17,123,897
Financial result for the three-month period ended on September 30, 2018	171	(619,927)	(619,756)
Financial result for the nine-month period ended on September 30, 2018	(9,549)	(2,084,394)	(2,093,943)

As of September 30, 2019, the Company has derivative financial instruments such as interest rate and currency swaps and forward dollar contracts. These derivative financial instruments had their realized and unrealized losses and / or gains presented in the account “Gains and losses on derivative financial instruments, net” in the Consolidated Statement of Income.

e) Operations with derivative financial instruments

Risk management objectives and strategies: In order to execute its strategy of sustainable growth, the Company implements risk management strategies in order to mitigate market risks.

The objective of derivative transactions is always related to mitigating market risks as stated in our policies and guidelines. The monitoring of the effects of these transactions is performed monthly by the Financial Risk Management Committee, which validates the mark to market of these transactions. All derivative financial instruments are recognized at fair value in the Consolidated Financial Statements of the Company.

Policy for use of derivatives: The Company is exposed to various market risks, including changes in exchange rates, commodities prices and interest rates. The Company uses derivatives and other financial instruments to reduce the impact of such risks on the fair value of its assets and liabilities or in future cash flows and income. The Company has established policies to evaluate the market risks and to approve the use of derivative transactions related to these risks. The Company enters into derivative financial instruments solely to manage the market risks mentioned above and never for speculative purposes. Derivative financial instruments are used only when they have a related position (asset or liability exposure) resulting from business operations, investments and financing.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2019

(In thousands of Brazilian Reais — R$, unless otherwise stated)

Policy for determining fair value: the fair value of derivative financial instruments is determined using models and other valuation techniques, including future prices and market curves.

Derivative transactions may include: interest rate and/or currency swaps, currency futures contracts and currency options contracts.

Swap Contracts

The company has contracted Pre x DI swap operation, through which it receives a fixed interest rate and pays a floating interest rate, both in local currency. The counterparties to these operations are always highly rated financial institutions with low credit risk.

Currency forward contracts

The Company has entered into forward currency operations, whereby it fixes the dollar rate for part of its export flow. The counterparties of these operations are financial institutions with low credit risk.

The derivatives instruments can be summarized and categorized as follows:

		Notional value		Amount receivable		Amount payable
Contracts		September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018
Non Deliverable Forward
Maturity in 2019	purchase in US$	—	US$19.2 million	—	—	—	(4,069)
Maturity in 2019	sell in US$	US$60.0 million	US$18.3 million	—	462	(9,975)	(1,176)

Cross currency swap

Maturity in 2019	CDI 111.50%	—	R$230.5 million	—	30,249	—	—

Swap of interest rate
Maturity in 2020	CDI 111.50%	R$50.0 million	R$50.0 million	3,203	2,706	—	—

Total fair value of financial instruments				3,203	33,417	(9,975)	(5,245)

The effects of financial instruments are classified as follow:

	September 30, 2019	December 31, 2018
Unrealized gains on financial instruments
Current assets	—	30,711
Non-current assets	3,203	2,706
	3,203	33,417
Unrealized losses on financial instruments
Current liabilities	(9,975)	(5,245)
	(9,975)	(5,245)

	September 30, 2019	September 30, 2018
Net Income
Gains on financial instruments	5,491	53,600
Losses on financial instruments	(21,762)	(9,549)
	(16,271)	44,051
Other comprehensive income
Gains on financial instruments	517	13,305
	517	13,305

f) Net investment hedge

The Company designated as hedge of part of its net investments in subsidiaries abroad the operations of Ten/Thirty Years Bonds. As a consequence, the effect of exchange rate changes on these debts has been recognized in the Statement of Comprehensive Income.

The exchange variation generated on the operations of Ten/Thirty Years Bonds in the amount of US$ 1.5 billion (designated as hedges) is recognized in the Statement of Comprehensive Income, while the exchange rate on the portion of US$ 0.6 billion (not designated as hedges) is recognized in income. Additionally, the Company opted to designate as hedge of the net investment financing operations held by the subsidiary Gerdau Açominas SA, in the amount of US$ 0.1 billion, which were made in order to provide part of the funds to purchase these investments abroad.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2019

(In thousands of Brazilian Reais — R$, unless otherwise stated)

The Company demonstrated effectiveness of the hedge as of its designation dates and demonstrated the high effectiveness of the hedge from the contracting of each debt for the acquisition of these companies abroad, whose effects were measured and recognized directly in the Statement of Comprehensive Income as an unrealized loss, net of taxes, in the amount R$ 538,302 and R$ 478,370 for the three and nine-month periods ended on September 30, 2019, respectively (loss of R$ 373,480 and R$ 1,792,505 for the three and nine-month periods ended on September 30, 2018, respectively).

The objective of the hedge is to protect, during the existence of the debt, the amount of part of the Company’s investment in the subsidiaries abroad mentioned above against positive and negative changes in the exchange rate. This objective is consistent with the Company’s risk management strategy and tests demonstrated the effectiveness of these instruments.

g) Measurement of fair value:

The IFRS defines fair value as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The standard also establishes a three level hierarchy for the fair value, which prioritizes information when measuring the fair value by the company, to maximize the use of observable information and minimize the use of non-observable information. This IFRS describes the three levels of information to be used to measure fair value:

Level 1 - quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2 - Inputs available, other than quoted prices included in Level 1, where (unadjusted) quoted prices are for similar assets and liabilities in non-active markets, or other data that is available or may be corroborated by market data for substantially the full term of the asset or liability.

Level 3 - Inputs for the asset or liability that are not based on observable market data, because market activity is insignificant or does not exist.

As of September 30, 2019, the Company had some assets, in which the fair value measurement is required on a recurring basis. These assets include investments in private securities and derivative instruments.

Financial assets and liabilities of the Company, measured at fair value on a recurring basis and subject to disclosure requirements of IFRS 7 as of September 30, 2019 and December 31, 2018, are as follows:

	Fair Value Measurements at Reporting Date Using
			Quoted Prices Active Markets for Identical Assets (Level 1)		Quoted Prices in Non-Active Markets for Similar Assets (Level 2)
	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018

Current assets
Short-term investments	1,140,196	459,470	546,148	114,027	594,048	345,443
Unrealized gains on financial instruments	—	30,711	—	—	—	30,711
Other current assets	714,340	780,423	—	—	714,340	780,423

Non-current assets
Related parties	149,664	27,939	—	—	149,664	27,939
Unrealized gains on financial instruments	3,203	2,706	—	—	3,203	2,706
Other non-current assets	563,281	449,592	—	—	563,281	449,592
	2,570,684	1,750,841	546,148	114,027	2,024,536	1,636,814

Current liabilities
Short-term debt	2,193,333	1,822,183	—	—	2,193,333	1,822,183
Debentures	68,678	2,755	—	—	68,678	2,755
Unrealized losses on financial instruments	9,975	5,245	—	—	9,975	5,245
Other current liabilities	706,689	772,970	—	—	706,689	772,970

Non-current liabilities
Long-term debt	10,339,046	11,545,658	—	—	10,339,046	11,545,658
Debentures	2,892,548	1,536,118	—	—	2,892,548	1,536,118
Related parties	3,862	1,350	—	—	3,862	1,350
Obligations with FIDC	999,953	938,526	—	—	999,953	938,526
Other non-current liabilities	431,757	499,092	—	—	431,757	499,092
	17,645,841	17,123,897	—	—	17,645,841	17,123,897

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2019

(In thousands of Brazilian Reais — R$, unless otherwise stated)

h) Changes in liabilities from Cash flow from financing activities:

As required by IAS 7, the Company has summarized below the changes in the liabilities of cash flow from financing activities, from its Statement of Cash Flows:

		Cash effects		Non-cash effects
	December 31, 2018	Received/(Paid) from financing activities	Interest Payment	Interest on loans, financing and loans with related parties	Exchange Variance and others	September 30, 2019
Related Parties, net	(26,589)	(116,555)	—	(2,657)	(1)	(145,802)
Loans and Financing, Debentures and Unrealized Gains and Losses on financial instruments	14,878,542	(398,054)	(683,099)	756,227	946,761	15,500,377

		Cash effects		Non-cash effects
	January 01, 2018	Received/(Paid) from financing activities	Interest Payment	Interest on loans, financing and loans with related parties	Exchange Variance and others	September 30, 2018
Related Parties, net	(51,839)	11,961	—	(194)	(1)	(40,073)
Loans and Financing, Debentures and Unrealized Gains and Losses on financial instruments	16,510,851	(742,015)	(798,922)	880,825	2,293,990	18,144,729

NOTE 15 — PROVISIONS FOR TAX, CIVIL AND LABOR CLAIMS

The Company and its subsidiaries are party in judicial and administrative proceedings involving labor, civil and tax matters. Based on the opinion of its legal advisors, Management believes that the provisions recorded for these judicial and administrative proceedings is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions and that the final decisions will not have significant effects on the financial position, operational results and liquidity of the Company and its subsidiaries.

For claims whose expected loss is considered probable, the provisions have been recorded considering the judgment of the Management of the Company with the assistance of its legal advisors and the provisions are considered sufficient to cover expected probable losses. The balances of provisions are as follows:

I) Provisions

	September 30, 2019	December 31, 2018
a) Tax provisions	357,774	268,009
b) Labor provisions	353,768	449,350
c) Civil provisions	54,025	52,946
	765,567	770,305

a) Tax Provisions

Tax provisions refer substantially to the discussions regarding the offsetting of PIS and COFINS credits and the incidence of PIS and COFINS on other revenues.

b) Labor Provisions

The Company is party to a group of individual and collective labor and/or administrative lawsuits involving various labor amounts and the provision arises from unfavorable decisions and/or the probability of loss in the ordinary course of proceedings with the expectation of outflow of financial resources by the Company.

c) Civil Provisions

The Company is party to a group of civil, arbitration and/or administrative lawsuits involving various claims and the provision arises from unfavorable decisions and/or probable losses in the ordinary course of proceedings with the expectation of outflow of financial resources for the Company.

II) Contingent liabilities for which provisions were not recorded

Considering the opinion of legal advisors and management’s assessment, contingencies listed below have the probability of loss considered as possible (but not likely) and due to this classification, accruals have not been made in accordance with IFRS.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2019

(In thousands of Brazilian Reais — R$, unless otherwise stated)

a) Tax contingencies

a.1) The Company and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. have lawsuits related to the ICMS (state VAT) which are mostly related to credit rights and rate differences, whose demands totaled R$ 625,825.

a.2) The Company and certain of its subsidiaries in Brazil are parties to claims related to: (i) Imposto sobre Produtos Industrializados - IPI, substantially related to IPI credit on inputs, whose demands total the updated amount of R$ 334,254; (ii) PIS and COFINS, substantially related to disallowance of credits on inputs totaling R$ 1,010,000, (iii) social security contributions in the total of R$ 94,837 and (iv) other taxes , whose updated total amount is currently R$ 586,658.

a.3) The Company and its subsidiary Gerdau Aços Longos SA are parties to three administrative proceedings related to Withholding Income Tax, levied on interest remitted abroad, linked to export financing formalized through “Prepayment of Exports Agreements “(PPE) or” Prepayment of Exports “(RAE), in the updated amount of R$ 749,955, of which: (i) R$ 127,796 corresponds to a lawsuit of the subsidiary Gerdau Aços Longos, which had its Voluntary Appeal judged at the first instance of the Administrative Tax Appeals Council (CARF), which was dismissed by the quality vote, and Special Appeal was filed on May 17, 2019, which is pending judgment by the Superior Chamber of Tax Appeals (CSRF); (ii) R$ 135,291 corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos that was dismissed by the Federal Revenue Judgment Office (DRJ) and filed a Voluntary Appeal at the first instance of CARF, on August 28, 2018, which is pending of judgment; and; (iii) R$ 137,487, corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos SA, which was dismissed by the Federal Revenue Judgment Office (DRJ) and filed a Voluntary Appeal on June 3, 2019, which is pending of judgment. In the first instance of CARF; (iv) R$ 155,917 corresponds to a lawsuit of the Company, which the impugnation was dismissed by the Federal Revenue Judgment Office (DRJ) and filed a Voluntary Appeal at first instance of CARF, on August 31, 2018, which is pending of judgment; and (v) R$ 193,465 corresponds to a lawsuit of the Company, whose impugnation was dismissed by the Federal Revenue Judgment Office (DRJ) and filed a Voluntary Appeal at first instance of CARF, on June 17, 2019, which is currently pending of judgment

a.4) The Company is party to administrative proceedings related to goodwill amortization pursuant to articles 7 and 8 of Law 9,532/97, from the basis of calculation of Corporate Income Tax (IRPJ) and Social Contribution on net income (CSLL), resulting from a corporate restructuring started in 2010. The updated total amount of the assessments is R$ 288,117, of which: (i) R$ 23,541 corresponds to a lawsuit in which the Company was challenged by the Federal Revenue resulting in a judgment that completely annulled the tax assessment, but, in a judgment made by the Administrative Council of Tax Appeals (CARF) on January 23, 2019, the legal appeal was granted in favor of the National Treasury, by judgment in which, on June 21, 2019, the Company filed a motion for clarification, which are pending of judgment. (ii) R$ 195,841 corresponds to a lawsuit in which the Company impugnation was rejected by the Federal Revenue Judgment Office (DRJ) and filed a Voluntary Appeal with the Administrative Tax Appeals Council (CARF), which is pending of judgment; and (iii) R$ 68,735 correspond to a lawsuit in which the Company impugnation was rejected and filed a Voluntary Appeal with the Administrative Council of Tax Appeals (CARF), which is pending of judgment.

a.5) The Company (as successor of Gerdau Aços Especiais S.A.) and its subsidiary Gerdau Internacional Empreendimentos Ltda. are parties to administrative and judicial proceedings relating to IRPJ — Corporate Income Tax and CSLL — Social Contribution Tax, in the current amount of R$ 1,226,925. Such proceedings relate to profits earned abroad, of which (i) R$ 1,045,838 correspond to two lawsuits of the subsidiary Gerdau Internacional Empreendimentos Ltda., of which (i.a) R$ 1,010,647 correspond to a lawsuit whose administrative discussion has already been closed and are currently in Tax Execution, in relation to which the Company filed motions to stay execution, whereas they were partially dismissed by judgment of July 15, 2019 and the Company filed a motion for clarification, which is pending of judgment; and (i.b) R$ 35,191 are reminiscent of an assessment originally from R$ 372,213 and correspond to a lawsuit of the Company partially provided by CARF’s Superior Chamber of Tax Appeals (CSRF), in a decision published on May 25, 2017 and already  been passed the case is currently pending of review of matters not previously analyzed by the first instance of the Administrative Council of Tax Appeals (CARF), as determined by the decision of the CSRF; and (ii) R$ 181,087 correspond to a lawsuit of the Company, which had its Voluntary Appeal judged at CARF’s first instance, which was dismissed, which is why it was submitted to a Special Appeal to the Superior Chamber of Tax Appeals (CSRF), known in part and pending of judgment.

a.6) The Company (as successor of Gerdau Aços Especiais S.A.) and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. are parties to administrative proceedings relating to the disallowance of goodwill amortization generated in accordance with Article 7 and 8 of Law 9,532/97 — as a result of a corporate restructuring carried out in 2004/2005 — from the tax base of the Corporate Income tax - IRPJ and Social Contribution on Net Income - CSLL. The total updated amount of the proceedings is R$ 7,717,639, of which (i) R$ 5,241,642 correspond to four proceedings involving the Company (as successor of Gerdau Aços Especiais S.A.) and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A., for which administrative discussions already ended and are currently in the judicial collection stage; and

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2019

(In thousands of Brazilian Reais — R$, unless otherwise stated)

the Companies obtained injunctive relief to permit it to offer a judicial collateral using an insurance bond, for judicial discussions on motions to stay execution in the respective proceedings, and in the motions to stay to Execution filed by the Company (as successor of Gerdau Aços Especiais S.A.), on May 17, 2018, a judgment was rendered dismissing the fiscal launch, in the face of which the National Treasury filed an appeal, which is pending of judgment in the Federal Regional Court of the 4th Region; and, in the Embargoes to Execution filed by the subsidiary Gerdau Aços Longos S.A. (as successor of Gerdau Comercial de Aços S.A.) on October 3, 2019, a judgment was rendered dismissing the tax assessment, and the deadline for filing appeals by the National Treasury is in progress; (ii) R$ 309,261 correspond to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., in which part of the debt whose administrative discussion has already been concluded is under judicial discussion, on motions to stay Execution filed on July 8, 2019, currently pending of judgment; (iii) R$ 286,808 corresponds to a lawsuit filed by subsidiary Gerdau Aços Longos S.A., in which part of the debt whose administrative discussion has already been concluded is under judicial discussion on motions to stay Execution filed on August 14, 2019, currently pending of judgment; (iv) R$ 4,187 corresponds to a lawsuit of the of subsidiary Gerdau Aços Longos S.A., which is awaiting judgment of its Special Appeal filed with the CSRF, which has been partially followed up; (v) R$ 66,041 corresponds to a lawsuit filed by subsidiary Gerdau Aços Longos S.A., awaiting judgment of its Special Appeal filed with the CSRF, which has been partially followed up; (vi) R$ 131,830 corresponds to a lawsuit of the Company (as successor of Gerdau Aços Especiais S.A.), that its Voluntary Appeal was rejected at CARF’s first instance, which is why a Special Appeal was filed, which was partially known and is pending judgment; (vii) R$ 562,637 correspond to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., which had its Voluntary Appeal partially upheld, by decision issued by CARF on September 18, 2018 and notified to the company on April 15, 2019. This decision was subject of a Special Appeal by the National Treasury and a Special Appeal filed by the company on April 29, 2019, both currently pending judgment; (viii) R$ 103,887 correspond to a lawsuit of the Company (as successor of Gerdau Aços Especiais S.A.), whose objection was dismissed, by decision of which it became aware on September 17, 2018 and in which it filed a Voluntary Appeal at CARF’s first instance, currently pending of judgment; (ix) R$ 540,056 corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos SA, which was dismissed, by decision of which it became aware on November 27, 2018 and in which it filed a Voluntary Appeal at CARF’s first instance, currently pending of judgment; and (x) R$ 471,289 correspond to a lawsuit filed by subsidiary Gerdau Aços Longos S.A., whose tax assessment was received on September 11, 2019 and against which an appeal was filed on October 10, 2019, currently pending of judgment by the Federal Revenue Judgment Office (DRJ).

The Company’s tax advisors confirm that the procedures adopted by the Company regarding the tax treatment of profits earned abroad and the goodwill amortization, which led to the aforementioned lawsuits, have complied with the strict legality and, therefore, these lawsuits are classified as possible loss (but not likely).

In connection with the so-called Operation Zelotes and other matters, Brazilian federal authorities and the judiciary branch are investigating certain issues relating to CARF proceedings, as well as specific political contributions made by the Company, with the purpose of determining whether the Company engaged in any illegal conduct.  The Company previously disclosed that, in addition to its interactions with Brazilian authorities, the Company was providing information requested by the U.S. Securities and Exchange Commission (“SEC”).  The Company has since been informed by the SEC’s staff that it has closed its inquiry and therefore is not seeking any further information from the Company regarding these matters.

The Company believes it is not possible at this time to predict the term  or outcome of the proceedings in Brazil, and that there currently is not enough information to determine whether a provision for losses is required or any additional disclosures.

b) Civil contingencies

b.1) A lawsuit arising from the request by two civil construction unions in the state of São Paulo alleging that Gerdau S.A. and other long steel producers in Brazil share customers, thus, violating the antitrust legislation. After investigations carried out by the Economic Law Department (SDE — Secretaria de Direito Econômico), the final opinion was that a cartel exists. The lawsuit was therefore forwarded to the Administrative Council for Economic Defense (CADE) for judgment, which resulted in a fine to the Company and other long steel producers, on September 23, 2005, an amount equivalent to 7% of gross revenues in the year before the Administrative Proceeding was commenced, excluding taxes (fine of R$ 245,070, updated by the judicial accountant on August 01, 2013 to R$ 417,820).

Two lawsuits challenge the investigation conducted by the Competition Defense System and its merits judgment, whose grounds are procedural irregularities, especially the production of evidence, based on an economic study, to prove the inexistence of a cartel. The Court, upon offer of bank guarantee letter, granted the suspension of the effects of CADE’s

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2019

(In thousands of Brazilian Reais — R$, unless otherwise stated)

decision. Both actions were dismissed and their respective appeals were also rejected by the Federal Regional Court of the 1st Region. Against both decisions, appeals were lodged with the Superior Court of Justice and the Federal Supreme Court, after admissibility judgment, the appeal to the Superior Court of Justice was admitted and well as substitution of the guarantee offered by insurance guarantee in a decision of October 8, 2019.

Regardless of the result of its resources, the Company will continue to seek all legal remedies to defend its rights.

The Company denies having been engaged in any type of anti-competitive conduct and believes based on information available, including the opinion of its legal counsel, that it is possible that the decision will be reverted.

b.2) The Company and its subsidiaries are parties to other demands of a civil nature that collectively have a discussion amount of approximately R$ 275,168. For these demands, no accounting provision was recorded, since they were considered as possible losses, based on the opinion of its legal counsel.

c) Labor Contingencies

The Company and its subsidiaries are parties to other labor claims that together have an amount of approximately R$ 158,818. For these claims, no accounting provision was made, since these were considered as possible losses, based on the opinion of its legal counsel.

d) Administrative proceeding — Brazilian Securities Commission (CVM)

On July 14, 2015, the Company acquired non-controlling interests in the following companies: Gerdau Aços Longos S.A. (4.77%), Gerdau Açominas S.A. (3.50%), Gerdau Aços Especiais S.A. (2.39%) and Gerdau América Latina Participações S.A. (4.90%), having as counterparties Itaú Unibanco S.A. and ArcelorMittal Netherlands BV. This transaction was approved by the Board of Directors of Gerdau S.A. by unanimous vote of the directors on July 13, 2015, based on the market opportunity and the analysis that the prices were appropriate considering: economic evaluations conducted by independent report, the financial instruments used, the payment terms, capturing value through a more concentrated cash flow and long-term vision for the Company. The Company, in compliance with CVM requests for the clarification on the acquisition, disclosed that the decision to its acquisition had exclusively business purpose and was duly considered and unanimously approved by the Board of Directors. The terms and conditions for the acquisition considered long-term market prospects. On October 21, 2016, Metalúrgica Gerdau S.A. and certain directors and former directors of Gerdau S.A. filed a defense for the administrative proceeding brought by CVM on the acquisition of non-controlling interests in the subsidiaries, in the sense that the operation was businesslike justified, as above stated. There is no estimate for a final decision of the matter. Gerdau believes that, currently, there is not enough information to disclose or determine if a provision for losses is required.

III) Judicial deposits

The Company has judicial deposits related to tax, labor and civil lawsuits as listed below:

	September 30, 2019	December 31, 2018
Tax	1,822,420	1,963,859
Labor	124,056	126,620
Civil	39,766	44,935
	1,986,242	2,135,414

The balance of judicial deposits as of September 30, 2019, in the amount of R$ 1,637,490, corresponds to judicial deposits made up to June 2017, referring to the same discussion on the inclusion of the ICMS in the tax base of PIS and COFINS, awaits termination of the relevant lawsuits before the Brazilian courts in order to be returned to the Company.

For these actions, the Company and its subsidiaries were making judicial deposits and accounting provisions of the amounts under discussion, updated by the SELIC rate, which refer to the unsettled amounts of PIS and COFINS since 2009, whose liability was fully suspended, due to the realization of said deposits.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2019

(In thousands of Brazilian Reais — R$, unless otherwise stated)

On March 15, 2017, the Brazilian Federal Supreme Court (STF — Supremo Tribunal Federal) ruled on a claim related to this matter, and by 6 votes to 4, concluded: “The ICMS does not comprise the tax base for PIS and COFINS assessment purposes”. The STF decision, in principle, affects all of the judicial proceedings in progress, due to its general repercussion. However, after the publication of the decision on October 2, 2017, the Attorney of the National Treasury filed an appeal, claiming that the decision of the Supreme Court was silent on certain points, and requested a modulation of the decision effects, which may limit its effects to the taxpayers.

A provision is recognized only when “it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation”, among other requirements. On March 31, 2017 the Company, based on (i) the conclusion of this judgment by the STF in Extraordinary Appeal No. 574,706/RG with general repercussion, which ruled that the inclusion of the ICMS in the PIS and COFINS calculation tax base was unconstitutional, and (ii) the International Financial Reporting Standards (IFRS), reversed the aforementioned accounting provision, through the recognition of R$ 929,711 in the line Reversal of provision for tax liabilities, net (Operational result) and R$ 369,819 in the line Reversal of interest on provision for tax liabilities, net (Financial Result), in its consolidated statements of income. The Company’s decision is supported by the position of its legal advisors who, when reassessing the likelihood of loss in the ongoing lawsuits related to the matter, concluded that the probability of loss, as to the merits of these lawsuits, became remote as of the date of the enactment of this decision.

The Company emphasizes, however, that in view of the possibility that the STF may understand that the modulation mechanism necessarily applies to its decision, and that the application of such a mechanism could limit the effects of the same, a revaluation of the risk of loss associated with the aforementioned lawsuits may be required. Accordingly, depending on the terms of the modulation, as defined by the STF, such revaluation may result in the need to record new provisions in connection with this matter in the future.

Finally, the Company informs that, on July 19, 2019, the decision rendered in one of the mentioned lawsuits became final, assuring to the Company the following: i) the right to recovery of undue payments made prior to the filing of the lawsuit, subject to the statute of limitations of 5 years, in the amount of R$ 122 million (R$ 79 million, net of taxes), and ii) the right to withdraw the judicial deposits made during the course of this action, which was made on September 16, 2019, in the amount of R$ 179 Million.

IV) Contingent Asset - Eletrobrás Compulsory Loan — Centrais Elétricas Brasileiras S.A. (Eletrobrás)

The Compulsory Loan, instituted by the Brazilian government in order to expand and improve the energy sector of the country was charged and collected from industrial consumers with monthly consumption equal or greater than to 2000kwh through the “electricity bills” issued by the electric power distribution companies, was converted into credits to the taxpayers based on the annual value of these contributions made between 1977 and 1993. The legislation sets a maximum 20 years period to return the compulsory loan to the taxpayers, providing Eletrobrás the possibility of anticipating this return through the conversion of those loans in shares of its own issuance. Prior to the conversion of the credits into shares, those credits were monetary corrected through an indexer and quantifier, called Standard Unit (SU). However, the compulsory loan was charged to the companies in their monthly electricity bills, consolidated during the year, and only indexed by the SU in January of the following year, resulting in a lack of monthly monetary correction during the years of collection, as well as interest. This procedure imputed to taxpayers considerable financial losses, particularly during the periods when the monthly inflation rates stood at high levels.

In order to claim the appropriate interest and monetary correction subtracted by the methodology applied by Eletrobrás, the Company (understood to be legally entities existing at the time and that later became part of Gerdau S.A.) filed lawsuits claiming credits resulting from differences on the monetary correction of principal, interest, default interest and other accessory amounts owed by Eletrobrás due to the compulsory loans, totaling approximately R$ 1,260 million. Recently, particularly in 2015, cases involving representative amounts were definitively judged by the Superior Court of Justice - STJ favorable to the Company so that no further appeals against such decisions apply (“final judgment”). For claims with a final judgment, it yet remains the enforcement of ruling (or execution phase) where the actual amounts to be settled will finally be calculated.

Obtaining favorable decisions represented by the final judgment mentioned above, suggests that an inflow of economic benefits may occur in the future. However, there are still substantial uncertainties on the timing, the way and the amount to be realized so that it is not yet practicable to reasonably determine that the realization of the gain arising from these decisions has reached a level of virtually certain and that the Company has control over such assets, which implies that such gains are not recorded until such conditions are demonstrably present.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2019

(In thousands of Brazilian Reais — R$, unless otherwise stated)

NOTE 16 - RELATED-PARTY TRANSACTIONS

a)             Intercompany loans

	September 30, 2019	December 31, 2018
Assets
Associate companies
Aceros Corsa, S.A. de C.V.	114,069	—

Joint Venture
Gerdau Corsa SAPI de C.V.	12,461	72

Others
Fundação Gerdau	23,134	27,867
	149,664	27,939

Liabilities
Joint Venture
Diaco S.A.	(3,862)	(1,350)
	(3,862)	(1,350)

	For the nine-month periods ended
	September 30, 2019	September 30, 2018
Net financial loss	2,657	194

b)             Operations with related parties

During the three and nine-month periods ended on September 30, 2019, the Company, through its subsidiaries, performed commercial operations with some of its associate companies and joint ventures in sales of R$ 429,060 and R$ 1,190,308, respectively (R$ 448,925 and R$ 1,106,325 on September 30, 2018) and purchases in the amount of R$ 46,631 and R$ 154,291 on September 30, 2019 (R$ 43,800 and R$ 92,559 on September 30, 2018). The net balance totals R$ 1,036,017 on September 30, 2019 (R$ 1,013,765 on September 30, 2018).

During the three and nine-month periods ended on September 30, 2019, the Company and its subsidiaries performed transactions with controlling shareholders, directly or indirectly, mainly of guarantees provided by the controlling in guarantees of debentures, on which the Company pays a fee of 0.95 % p.a. on the amount guaranteed. The effect of these transactions was an expense of R$ 9 and R$ 68 for the three and nine-month periods ended on September 30, 2019, respectively (R$ 45 and R$ 151 on September 30, 2018). Additionally, the Company recorded revenues of R$ 138 and R$ 416 for the three and nine-month periods ended on September 30, 2019, respectively (R$ 111 and R$ 334 on September 30, 2018), derived from rental agreement.

Guarantees granted

Related Party	Relationship	Object	Original Amount	Maturity	Balance as of September 30, 2019	Balance as of December 31, 2018
Gerdau Corsa S.A.P.I. de C.V.	Joint-venture	Financing Agreements	2,262,609	Nov/19 - Sep/24	2,000,629	1,933,929
Gerdau Summit Aços Fundidos e Forjados S.A.	Joint-venture	Financing Agreements	130,164	Aug/25	38,706	41,571
Gerdau Metaldom S.A.; Aceros Corsa S.A. de C.V.; Gerdau Corsa S.A.P.I de C.V.;	Associate company and Joint-venture	Financing Agreements	—	Jul/19	—	198,619

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2019

(In thousands of Brazilian Reais — R$, unless otherwise stated)

c)              Debentures

Debentures are held by subsidiaries in the amount of R$ 0 as of September 30, 2019 (R$ 42,755 as of December 31, 2018), which corresponds to 0 debentures (546 as of December 31, 2018).

d)             Price conditions and charges

Loan agreements between Brazilian companies carry interest based on the CDI (Interbank Deposit Certificate) and Libor rate plus exchange variance, when applicable. Sales of products and purchases of inputs are made under terms and conditions agreed between the parties.

e)              Management compensation

The Company paid to its management salaries, benefits and variable compensation totaling R$ 9,069 for the three-month period ended on September 30, 2019 (R$ 14,737 for the three-month period ended on September 30, 2018). The Company paid to its management salaries, benefits and variable compensation totaling R$ 26,933 for the nine-month period ended on September 30, 2019 (R$ 32,404 for the nine-month period ended on September 30, 2018). The contributions for the defined contribution plan, related to the management of the Company, totaled R$ 441 for the three-month period ended on September 30, 2019 (R$ 406 on September 30, 2018). The contributions for the defined contribution plan, related to the management of the Company, totaled R$ 1,246 for the nine-month period ended on September 30, 2019 (R$ 1,216 on September 30, 018).

The cost of long-term incentive plans recognized in income and attributable to key management (members of Board of Directors and executive officers) totaled R$ 6,075 during the three-month period ended on September 30, 2019 (R$ 6,315 for the three-month period ended on September 30, 2018). The cost of long-term incentive plans recognized in income and attributable to key management (members of Board of Directors and executive officers) totaled R$ 17,926 during the nine-month period ended on September 30, 2019 (R$ 17,835 for the nine-month period ended on September 30, 2018).

NOTE 17 - OBLIGATIONS WITH FIDC - INVESTMENT FUND IN CREDIT RIGHTS

Part of the assets resulting from the favorable judgments of credits with Eletrobras mentioned in Note 14 iv were used to set up a Non Standardized Credit Right Investment Fund, constituted and duly authorized to operate by the Securities and Exchange Commission of Brazil (“FIDC NP Barzel”), whose fair value at the FIDC Inception date was R$ 800 million. The single quota of this FIDC was sold in 2015 in the acquisition of minority interests transaction in subsidiaries of Gerdau S.A.

The Company assures the FIDC, through the transfer agreement price adjustments clause, minimum return on the transferred amount of the credits rights on the lawsuits. However, where the amounts received in the lawsuits exceed the transferred amount, monetarily adjusted, the Company will be entitled to a substantial percentage of that gain. Additionally, the Company has the right of first offer to repurchase those receivables in the event of sale by the Fund, in accordance to the contract subscribed, and has the amount of R$ 999,953 recognized in the account “Obligations with FIDC” as of September 30, 2019 (R$ 938,526 as of December 31, 2018).

NOTE 18 — EQUITY

a) Capital — The Board of Directors may, without need to change the bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves up to the authorized limit of 1,500,000,000 common shares and 3,000,000,000 preferred shares, all without nominal value. In the case of capital increase through subscription of new shares, the right of preference shall be exercised in up to 30 days, except in the case of a public offering, when the limit is not less than 10 days.

Reconciliation of common and preferred outstanding shares is presented below:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2019

(In thousands of Brazilian Reais — R$, unless otherwise stated)

	September 30, 2019		December 31, 2018
	Common shares	Preferred shares	Common shares	Preferred shares
Balance at the beginning of the year	571,929,945	1,124,233,755	571,929,945	1,137,327,184
Acquisition of Treasury shares	—	—	—	(16,000,000)
Exercise of stock option	—	1,328,309	—	1,597,235
Assignment of preferred shares	—	—	—	1,309,336
Balance at the end of the period/year	571,929,945	1,125,562,064	571,929,945	1,124,233,755

On September 30, 2019, 573,627,483 common shares and 1,146,031,245 preferred shares are subscribed and paid up, with a total capital of R$ 19,249,181 (net of share issuance costs). Ownership of the shares is presented below:

	Shareholders
	September 30, 2019						December 31, 2018
Shareholders	Common	%	Pref.	%	Total	%	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.*	557,898,901	97.3	69,852,184	6.1	627,751,085	36.5	557,898,901	97.3	95,469,922	8.3	653,368,823	38.0
Brazilian institutional investors	2,135,124	0.4	214,508,762	18.7	216,643,886	12.6	2,383,207	0.4	224,073,547	19.6	226,456,754	13.2
Foreign institutional investors	4,122,839	0.7	383,110,508	33.4	387,233,347	22.5	4,836,488	0.8	410,387,290	35.8	415,223,778	24.1
Other shareholders	7,773,081	1.3	458,090,610	40.0	465,863,691	27.1	6,811,349	1.2	394,302,996	34.4	401,114,345	23.3
Treasury stock	1,697,538	0.3	20,469,181	1.8	22,166,719	1.3	1,697,538	0.3	21,797,490	1.9	23,495,028	1.4
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0

*Metalurgica Gerdau S.A. is the controlling shareholder and Stichting Gerdau Johannpeter is the ultimate controlling shareholder of the Company.

Preferred shares do not have voting rights and cannot be redeemed but have the same rights as common shares in the distribution of dividends and also priority in the capital distribution in case of liquidation of the Company.

b) Treasury stocks

Changes in treasury shares are as follows:

	September 30, 2019				December 31, 2018
	Common	R$	Preferred shares	R$	Common	R$	Preferred shares	R$
Balance at the beginning of the period	1,697,538	557	21,797,490	279,869	1,697,538	557	8,704,061	75,528
Repurchase of shares	—	—	—	—	—	—	16,000,000	243,396
Exercise of stock option	—	—	(1,328,309)	(25,570)	—	—	(1,597,235)	(27,433)
Assignment of preferred shares	—	—	—	—	—	—	(1,309,336)	(11,622)
Balance at the end of the period	1,697,538	557	20,469,181	254,299	1,697,538	557	21,797,490	279,869

These shares will be held in treasury for subsequent cancelling or will serve the long-term incentive plan of the Company and its subsidiaries or subsequently sold on the market. The average acquisition cost of the treasury preferred shares was R$ 12.42.

c) Capital reserves - consists of premium on issuance of shares.

d) Retained earnings

I)  Legal reserves - under Brazilian Corporate Law, the Company must transfer 5% of the annual net income determined on its statutory books in accordance with Brazilian accounting practices to the legal reserve until this reserve equals 20% of the paid-in capital. The legal reserve can be utilized to increase capital or to absorb losses, but cannot be used for dividend purposes.

II) Tax incentive reserve - under Brazilian Corporate Law, the Company may transfer to this account part of net income resulting from government benefits which can be excluded from the basis for dividend calculation.

III) Investments and working capital reserve - consists of earnings not distributed to shareholders and includes the reserves required by the Company’s by-laws. The Board of Directors may propose to the shareholders the transfer of at least 5% of the profit for each year determined in its statutory books in accordance with accounting practices adopted in Brazil to this reserve. Amounts can be allocated to the reserve only after the minimum dividend requirements have been met and its balance cannot exceed the amount of paid-in capital. It is also recognized in this account the difference between the average amount of the treasury stocks and transactional value of the share in the case of stock option exercised and

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2019

(In thousands of Brazilian Reais — R$, unless otherwise stated)

assignment of preferred shares. The reserve can be used to absorb losses, if necessary, for capitalization, for payment of dividends or for the repurchase of shares.

e) Operations with non-controlling interests - correspond to amounts recognized in equity for changes in non-controlling interests.

f) Other reserves - Includes gains and losses on net investment hedge, gains and losses on financial instruments accounted as cash flow hedge, cumulative translation adjustments, expenses recorded for stock option plans and actuarial gains and losses on postretirement benefits.

g) Dividends - The Company credited dividends to its shareholders in the amounts presented below:

Period	Nature	R$/share	Outstandings shares (thousands)	Credit	Payment	Amount
1st quarter	Dividends	0.07	1,697,180	05/17/2019	05/29/2019	118,803
2nd quarter	Dividends	0.07	1,697,390	08/16/2019	08/28/2019	118,817

The dividends credited during the period is composed of anticipation of minimum statutory dividend.

NOTE 19 — EARNINGS PER SHARE (EPS)

Basic

	For the three-month period ended on
	September 30, 2019			September 30, 2018
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Allocated net income available to Common and Preferred shareholders	96,243	189,386	285,629	263,755	521,155	784,910

Basic denominator
Weighted-average outstanding shares, after deducting the average of treasury shares	571,929,945	1,125,439,182		571,931,352	1,130,081,616

Earnings per share (in R$) – Basic	0.17	0.17		0.46	0.46

	For the nine-month period ended on
	September 30, 2019			September 30, 2018
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Allocated net income available to Common and Preferred shareholders	372,155	732,012	1,104,167	645,261	1,275,266	1,920,527

Basic denominator
Weighted-average outstanding shares, after deducting the average of treasury shares	571,929,945	1,124,958,547		571,932,795	1,130,342,166

Earnings per share (in R$) – Basic	0.65	0.65		1.13	1.13

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2019

(In thousands of Brazilian Reais — R$, unless otherwise stated)

Diluted

	For the three-month period ended on
	September 30, 2019	September 30, 2018
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	189,386	521,155
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of the long term incentive plan	655	2,086
	190,041	523,241

Net income allocated to common shareholders	96,243	263,755
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of the long term incentive plan	(655)	(2,086)

	95,588	261,669

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	571,929,945	571,931,352
Preferred Shares
Weighted-average number of preferred shares outstanding	1,125,439,182	1,130,081,616
Potential increase in number of preferred shares outstanding due to the long term incentive plan	11,633,151	13,570,954
Total	1,137,072,333	1,143,652,570

Earnings per share – Diluted (Common and Preferred Shares) - in R$	0.17	0.46

	For the nine-month period ended on
	September 30, 2019	September 30, 2018
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	732,012	1,275,266
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of the long term incentive plan	2,782	5,555
	734,794	1,280,821

Net income allocated to common shareholders	372,155	645,261
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of the long term incentive plan	(2,782)	(5,555)

	369,373	639,706

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	571,929,945	571,932,795
Preferred Shares
Weighted-average number of preferred shares outstanding	1,124,958,547	1,130,342,166
Potential increase in number of preferred shares outstanding due to the long term incentive plan	12,781,249	14,781,941
Total	1,137,739,796	1,145,124,107

Earnings per share – Diluted (Common and Preferred Shares) - in R$	0.65	1.12

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2019

(In thousands of Brazilian Reais — R$, unless otherwise stated)

NOTE 20 — LONG-TERM INCENTIVE PLANS

a)  Restricted Shares and Performance Shares Summary:

Balance as of January 01, 2018	18,975,084
Granted	2,411,345
Forfeited	(3,150,635)
Exercised	(3,974,293)
Balance on December 31, 2018	14,261,501
Granted	2,639,143
Forfeited/Canceled	(918,531)
Exercised	(1,694,394)
Quantity on September 30, 2019	14,287,719

The Company recognizes the cost of the long-term incentive plan through Restricted Shares and Performance Shares based on the fair value of the options granted on the grant date during the vesting period of each grant. The grace period for the year is 3 years for grants made as from 2017 and 5 years for grants made up to 2016. The costs with long-term incentive plans recognized in the income statement in the three-month period ended on September 30, 2019 was R$ 14,712 (R$ 13,416 on September 30, 2018) and the costs with long-term incentive plans recognized in the income statement in the nine-month period ended on September 30, 2019 was R$ 34,426 (R$ 34,452 on September 30, 2018).

As of September 30, 2019 the Company has a total of 20,469,181 preferred shares in treasury and, according to note 17, these shares may be used for serving this plan.

a)             Stock Options Plan:

	September 30, 2019		December 31, 2018
	Number of shares	Average exercise price in the year	Number of shares	Average exercise price in the year
		R$		R$
Available at beginning of the year	15,480	16.72	292,391	17.91
Options Exercised	—	—	(33,499)	14.86
Options Forfeited	(15,480)	16.72	(243,412)	18.62
Available at the end of the period	—	—	15,480	16.72

NOTE 21 — EXPENSES BY NATURE

The Company opted to present its Consolidated Statement of Income by function. As required by IAS 1, the Consolidated Statement of Income by nature is as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2019

(In thousands of Brazilian Reais — R$, unless otherwise stated)

	For the three-month periods ended		For the nine-month periods ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Depreciation and amortization	(501,986)	(477,827)	(1,534,623)	(1,387,888)
Labor expenses	(1,294,337)	(1,517,311)	(3,870,923)	(4,330,146)
Raw material and consumption material	(6,561,826)	(8,201,881)	(19,456,611)	(22,571,910)
Freight	(587,507)	(776,580)	(1,721,645)	(2,124,011)
Other expenses/income	(293,394)	(410,352)	(895,463)	(1,240,663)
Gains and losses on assets held for sale and sales of interest in subsidiaries	—	(177,627)	—	(228,948)
	(9,239,050)	(11,561,578)	(27,479,265)	(31,883,566)

Classified as:
Cost of sales	(8,945,657)	(10,973,599)	(26,583,803)	(30,413,955)
Selling expenses	(115,783)	(144,173)	(358,551)	(431,938)
Impairment loss on trade receivables	(7,717)	2,919	(15,695)	(17,316)
General and administrative expenses	(248,810)	(277,071)	(719,311)	(820,449)
Other operating income	159,720	63,674	307,561	153,380
Other operating expenses	(80,803)	(55,701)	(109,466)	(124,340)
Gains and losses on assets held for sale and sales of interest in subsidiaries	—	(177,627)	—	(228,948)
	(9,239,050)	(11,561,578)	(27,479,265)	(31,883,566)

NOTE 22 — FINANCIAL INCOME

	For the three-month periods ended		For the nine-month periods ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Income from short-term investments	18,979	17,521	56,419	44,123
Interest income and other financial incomes	29,895	39,613	81,228	78,297
Financial income total	48,874	57,134	137,647	122,420

Interest on debts	(249,668)	(310,581)	(756,227)	(880,825)
Monetary variation and other financial expenses	(117,976)	(90,663)	(309,691)	(273,714)
Financial expenses total	(367,644)	(401,244)	(1,065,918)	(1,154,539)

Exchange variations, net	(234,450)	(114,400)	(292,854)	(509,673)
Gains and Losses on derivatives, net	(9,177)	16,996	(16,271)	44,051
Financial result, net	(562,397)	(441,514)	(1,237,396)	(1,497,741)

NOTE 23 — SEGMENT REPORTING

Information by business segment:

	For the three-month periods ended
	Brazil Operation		North America Operation		South America Operation		Special Steels Operation		Eliminations and Adjustments		Consolidated
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Net sales	4,198,173	4,390,425	3,626,817	5,753,188	771,375	907,610	1,620,559	2,305,050	(286,095)	(520,652)	9,930,829	12,835,621
Cost of sales	(3,834,856)	(3,602,181)	(3,309,678)	(5,155,108)	(643,373)	(762,480)	(1,475,703)	(1,976,681)	317,953	522,851	(8,945,657)	(10,973,599)
Gross profit	363,317	788,244	317,139	598,080	128,002	145,130	144,856	328,369	31,858	2,199	985,172	1,862,022
Selling, general and administrative expenses	(135,485)	(137,001)	(121,259)	(158,101)	(25,249)	(23,041)	(42,168)	(55,738)	(48,149)	(44,444)	(372,310)	(418,325)
Other operating income (expenses)	60,486	9,024	16,626	(886)	(7,187)	1,205	640	2,927	8,352	(4,297)	78,917	7,973
Gains and losses on assets held for sale and sales of interest in subsidiaries	—	—	—	—	—	—	—	—	—	(177,627)	—	(177,627)
Equity method investees	(231)	—	(13,874)	(20,045)	13,789	4,680	4,300	7,296	5,701	5,480	9,685	(2,589)
Operational income (Loss) before financial income (expenses) and taxes	288,087	660,267	198,632	419,048	109,355	127,974	107,628	282,854	(2,238)	(218,689)	701,464	1,271,454
Financial result, net	(147,553)	(101,552)	(23,876)	(10,976)	(29,075)	(42,127)	(26,857)	(36,401)	(335,036)	(250,458)	(562,397)	(441,514)
Income (Loss) before taxes	140,534	558,715	174,756	408,072	80,280	85,847	80,771	246,453	(337,274)	(469,147)	139,067	829,940
Income and social contribution taxes	(43,740)	(138,806)	(38,960)	(79,362)	(27,719)	(21,890)	(17,442)	(59,315)	278,099	259,950	150,238	(39,423)
Net income (Loss)	96,794	419,909	135,796	328,710	52,561	63,957	63,329	187,138	(59,175)	(209,197)	289,305	790,517

Supplemental information:
Net sales between segments	242,144	464,748	8,668	24,002	—	1,413	35,283	30,489	—	—	286,095	520,652

Depreciation/amortization	236,422	231,166	144,231	136,279	28,912	23,063	92,421	87,319	—	—	501,986	477,827

	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018
Investments in associates and joint-ventures	11,189	3,250	599,334	301,271	767,775	701,233	220,145	213,899	148,192	148,149	1,746,635	1,367,802
Total assets	16,696,514	17,473,039	15,831,727	14,659,926	4,594,066	4,421,487	8,936,185	8,825,830	6,987,599	5,900,747	53,046,091	51,281,029
Total liabilities	6,112,815	8,072,380	4,851,421	4,935,210	1,041,510	1,053,007	1,690,662	1,736,085	11,851,364	9,545,776	25,547,772	25,342,458

Information by business segment:

	For the nine-month periods ended
	Brazil Operation		North America Operation		South America Operation		Special Steels Operation		Eliminations and Adjustments		Consolidated
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Net sales	12,064,897	11,799,313	11,281,167	15,592,648	2,350,976	2,982,412	5,304,956	6,169,999	(891,453)	(1,284,596)	30,110,543	35,259,776
Cost of sales	(10,581,361)	(9,669,955)	(10,150,659)	(14,250,069)	(1,991,994)	(2,529,936)	(4,794,437)	(5,250,645)	934,648	1,286,650	(26,583,803)	(30,413,955)
Gross profit	1,483,536	2,129,358	1,130,508	1,342,579	358,982	452,476	510,519	919,354	43,195	2,054	3,526,740	4,845,821
Selling, general and administrative expenses	(417,420)	(417,096)	(345,786)	(475,908)	(82,995)	(105,348)	(133,078)	(141,569)	(114,278)	(129,782)	(1,093,557)	(1,269,703)
Other operating income (expenses)	99,067	9,548	38,534	15,546	3,713	(6,449)	9,314	6,922	47,467	3,473	198,095	29,040
Gains and losses on assets held for sale and sales of interest in subsidiaries	—	—	—	—	—	—	—	—	—	(228,948)	—	(228,948)
Equity method investees	(1,110)	—	(88,475)	(50,435)	52,287	56,963	5,719	15,706	16,905	16,703	(14,674)	38,937
Operational income (Loss) before financial income (expenses) and taxes	1,164,073	1,721,810	734,781	831,782	331,987	397,642	392,474	800,413	(6,711)	(336,500)	2,616,604	3,415,147
Financial result, net	(393,032)	(314,460)	(73,149)	(32,906)	(100,639)	(156,358)	(73,422)	(92,456)	(597,154)	(901,561)	(1,237,396)	(1,497,741)
Income (Loss) before taxes	771,041	1,407,350	661,632	798,876	231,348	241,284	319,052	707,957	(603,865)	(1,238,061)	1,379,208	1,917,406
Income and social contribution taxes	(205,028)	(351,614)	(184,326)	(167,605)	(68,140)	(68,033)	(75,407)	(164,465)	268,375	771,528	(264,526)	19,811
Net income (Loss)	566,013	1,055,736	477,306	631,271	163,208	173,251	243,645	543,492	(335,490)	(466,533)	1,114,682	1,937,217

Supplemental information:
Net sales between segments	754,961	1,154,466	41,790	65,207	—	4,967	94,702	59,956	—	—	891,453	1,284,596

Depreciation/amortization	749,595	663,105	418,518	383,032	88,117	75,673	278,393	266,078	—	—	1,534,623	1,387,888

The main products by business segment are:

Brazil Operation: rebar, bars, shapes, drawn products, billets, blooms, slabs, wire rod, structural shapes and iron ore.

North America Operation: rebar, bars, wire rod, light and heavy structural shapes.

South America Operation: rebar, bars and drawn products.

Special Steel Operation: stainless steel, round, square and flat bars, wire rod.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2019

(In thousands of Brazilian Reais — R$, unless otherwise stated)

The column of eliminations and adjustments includes the elimination of sales between segments, corporate expenses, gains and losses on assets held for sale and sales of interest in subsidiaries, in the context of the Condensed Consolidated Interim Financial Statements.

The Company’s geographic information with net sales classified according to the geographical region where the products were shipped is as follows:

Information by geographic area:

	For the nine-month periods ended
	Brazil		Latin America (1)		North America (2)		Asia		Consolidated
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Net sales	4,458,475	4,841,973	1,105,873	1,072,264	4,366,481	6,733,398	—	187,986	9,930,829	12,835,621

	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018
Total assets	26,186,283	26,283,287	5,762,385	5,251,637	21,097,424	19,746,105	—	—	53,046,092	51,281,029

(1) Does not include operations of Brazil

(2) Does not include operations of Mexico

	For the nine-month periods ended
	Brazil		Latin America (1)		North America (2)		Asia		Consolidated
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Net sales	13,158,039	12,828,357	3,039,387	3,616,511	13,913,117	18,249,565	—	565,343	30,110,543	35,259,776

	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018
Total assets	26,186,283	26,283,287	5,762,385	5,251,637	21,097,424	19,746,105	—	—	53,046,092	51,281,029

(1) Does not include operations of Brazil

(2) Does not include operations of Mexico

IFRS require that the Company disclose the net sales per product unless the information is not available and the cost to obtain it would be excessive. Accordingly, management does not consider this information useful for its decision making process, because it would entail aggregating sales for different markets with different currencies, subject to the effects of exchange differences. Steel consumption patterns and the pricing dynamics of each product or group of products in different countries and different markets within these countries are poorly correlated, and thus the information would not be useful and would not serve to conclude on historical trends and progresses. In light of this scenario and considering that the information on net sales by product is not maintained on a consolidated basis and the cost to obtain net sales per product would be excessive compared to the benefits that would be derived from this information, the Company is not presenting the breakdown of net sales by product.

NOTE 24 — IMPAIRMENT OF ASSETS

The impairment test of goodwill and other long-lived assets is tested based on the analysis and identification of facts or circumstances that may involve the need to perform the impairment test. The Company performs impairment tests of goodwill and other long-lived assets, based on projections of discounted cash flows, which take into account assumptions such as: cost of capital, growth rate and adjustments applied to flows in perpetuity, methodology for working capital determination, investment plans, and long-term economic-financial forecasts.

To determine the recoverable amount of each business segment, the Company uses the discounted cash flow method, taking as basis, financial and economic projections for each segment. The projections are updated to take into consideration any observed changes in the economic environment of the market in which the Company operates, as well as premises of expected results and historical profitability of each segment.

The goodwill impairment test allocated to business segments is performed annually in December, also being performed at interim reporting dates if events or circumstances indicate possible impairment. In the test performed for the year ended on 2018, the Company performed a sensitivity analysis in the assumptions of discount rate and perpetuity growth rate, due to the potential impact in the discounted cash flows, therefore, an increase of 0.5% in the discount rate to discount the cash flow of each segment would result in recoverable amounts that are below the book value and/or that exceeded the book value as shown below: a) North America: exceeded book value by R$ 1,474 million; b) Special Steel: exceeded book value by R$ 2,483 million; c) South America: exceeded book value by R$ 593 million; and d) Brazil: exceeded the book value by R$ 3,048 million. On the other hand, a decrease of 0.5 % in the perpetuity growth rate of the cash flow of each business segment would result in a recoverable amount below the book value and / or that exceeded the book value as shown below: a) North America: exceeded the book value by R$ 1,672 million; b) Special Steel: exceeded the book value by R$ 2,645 million; c) South America: exceeded the book value by R$ 640 million; and d) Brazil: exceeded the book value by R$ 3,318 million.

The Company concluded that there are no indications that an impairment test of goodwill and other long-lived assets for the period ended on September 30, 2019 is required.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2019

(In thousands of Brazilian Reais — R$, unless otherwise stated)

The Company will maintain over 2019 its constant monitoring of the steel market in order to identify any deterioration, significant drop in demand from steel consuming sectors (notably automotive and construction), stoppage of industrial plants or activities relevant changes in the economy or financial market that result in increased perception of risk or reduction of liquidity and refinancing capacity. Although the projections made by the Company provide a challenging scenario, events that impact economic environment and business, if manifested in a greater intensity than that anticipated in the assumptions made by management, may lead the Company to revise its projections of value in use and eventually result in impairment losses.

NOTE 25 - SUBSEQUENT EVENTS

I) On October 28, 2019, the Company proposed the anticipation of the mandatory minimum dividend on income of the current fiscal year, stipulated in its Bylaws, to be paid in the form of dividends, which will be calculated and credited on the shareholding interest owned on November 11, 2019, in the amount of R$ 67.9 million (R$ 0.04 per common and preferred share), with payment on November 25, 2019, which was submitted and approved by the Board of Directors on October 29, 2019.

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